UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211

18 Dong Quan Avenue

Luoyang Town, Taishun County

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Acquisition of Zhejiang Ordinary Smile Auto Sales Co., Ltd.

As previously disclosed, on December 2, 2025, Kaixin Holdings (“Kaixin” or “the Company”) entered into a securities purchase agreement with Zhejiang Kaixin Auto Co., Ltd. (the “Purchaser”), the sole shareholder (the “Seller”) of the Target Company and Escrow Agent, pursuant to which the Purchaser agreed to acquire the Sale Shares in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (the “Target Company”). In return, the Company agreed to issue up to an aggregate of 15 million newly issued Class A ordinary shares to the Seller as consideration. Capitalized terms used and not defined herein shall have the meanings set forth in the Form 6-K of the Company filed with the Securities Exchange Commission on December 2, 2025.

On March 13, 2026, the Company effected a 1-for-15 share consolidation of its issued and unissued Class A and Class B ordinary shares, which was approved by the Company’s shareholders at the annual general meeting of the Company on February 22, 2026 (the “Share Consolidation”).

As a result of the Share Consolidation, the Company will issue an additional 14 million newly issued Class A ordinary shares to the Seller, which shall be held in escrow and be released subject to the five-year-performance targets as set forth in the Purchase Agreement.

The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to the Form 6-K of the Company filed with the Securities Exchange Commission on December 2, 2025 and is incorporated herein by reference. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Incorporation By Reference

This Report on Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-272954) and Form S-8 (File No. 333-291281) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: April 10, 2026	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer